AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 15, 2004
REGISTRATION NO. 333-73140-99

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 2
FORM S-8

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

J. C. PENNEY COMPANY, INC.
(Exact name of registrant as specified in its charter)

Delaware	13-5583779
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6501 Legacy Drive
Plano, Texas 75024-3698
(Address of principal executive offices, including zip code)

ECKERD CORPORATION
401(k) SAVINGS PLAN
(Full title of the plan)

CHARLES R. LOTTER, ESQ.
Executive Vice President, Secretary and General Counsel
J. C. PENNEY COMPANY, INC.
6501 Legacy Drive
Plano, Texas 75024-0005
(972) 431-1201
(Name, address, and telephone number, including area code, of agent for service)

On November 9, 2001, the Registrant filed with the Securities and Exchange Commission a Registration Statement on Form S-8 (Registration Statement No. 333-73140-99) (as amended, the "Registration Statement") registering 500,000 shares of the Registrant's Common Stock of 50¢ Par Value (the "Common Stock"), to be issued to participants under the Eckerd Corporation 401(k) Savings Plan (the "Plan"). At that time Eckerd Corporation was an indirect wholly-owned subsidiary of the Registrant. Effective July 31, 2004, the Registrant and certain of its affiliates sold Eckerd Corporation and, as a result, all offerings of Common Stock pursuant to the Registration Statement have terminated. The Registrant is filing this Post-Effective Amendment to remove, and hereby does remove, from registration all of the Common Stock registered on the Registration Statement that remains unsold as of the date of the filing of this Post-Effective Amendment.

SIGNATURES

The Registrant. Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable ground to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Post-Effective Amendment No. 2 to Registration Statement No. 333-73140-99 on Form S-8 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plano and the State of Texas, on this 15 day of November 2004.

J. C. Penney Company, Inc.

/s/ R. B. Cavanaugh
R. B. Cavanaugh
Executive Vice President and
Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date
A. I. Questrom * A. I. Questrom	Chairman of the Board and Chief Executive Officer (principal executive officer); Director	November 15, 2004
/s/ R. B. Cavanaugh R. B. Cavanaugh	Executive Vice President and Chief Financial Officer (principal financial officer)	November 15, 2004
W. J. Alcorn_ * W. J. Alcorn	Vice President and Controller (principal accounting officer)	November 15, 2004
C. C. Barrett ** C. C. Barrett	Director	November 15, 2004
M. A. Burns * M. A. Burns	Director	November 15, 2004
M. K. Clark ** M. K. Clark	Director	November 15, 2004
T. J. Engibous * T. J. Engibous	Director	November 15, 2004

<u>K. B. Foster *</u>	Director	November 15, 2004
K. B. Foster		
<u>V. E. Jordan, Jr.*</u>	Director	November 15, 2004
V. E. Jordan, Jr.		
<u>B. Osborne **</u>	Director	November 15, 2004
B. Osborne		
<u>L. H. Roberts **</u>	Director	November 15, 2004
L. H. Roberts		
<u>R. G. Turner___*</u>	Director	November 15, 2004
R. G. Turner		

By: <u>/s/ R. B. Cavanaugh </u>
      R. B. Cavanaugh
      *Attorney-in-fact (Exhibit 24.1, previously filed)
    ** Attorney-in-fact (Exhibit 24.2, filed herewith)

The Plan. Pursuant to the requirements of the Securities Act of 1933, the Plan has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Largo, State of Florida, on this 15th day of November, 2004.

                    ECKERD CORPORATION 401(k) SAVINGS PLAN

                    By: <u>/s/ Kenneth O'Leary </u>
                            Kenneth R. O'Leary
                            Vice President of Human Resources
                            Eckerd Corpration

24.2   Power of Attorney

<u>POWER OF ATTORNEY</u>

KNOW ALL MEN BY THESE PRESENTS THAT each of the undersigned directors and officers of J. C. PENNEY COMPANY, INC., a Delaware corporation ("Company"), which Company is about to file with the Securities and Exchange Commission, Washington, D.C., under the provisions of the Securities Act of 1933, as amended, a post-effective amendment to Registration Statement No. 333-73140-99 on Form S-8 for the de-registration of shares of Common Stock of 50¢ par value of the Company, including the associated rights to purchase shares of Series A Preferred Stock, without par value, of the Company, and appoints W. J. Alcorn, C. R. Lotter and R. B. Cavanaugh, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power to each of them to act without the others, for him or her in his or her name, place, and stead, in any and all capacities, to sign said post-effective amendment, which is about to be filed, and any and all subsequent amendments to said post-effective amendment (including, without limitation, any and all other post-effective amendments thereto) and to file said post-effective amendment and any and all subsequent amendments to said Registration Statement (including, without limitation, any and all other post-effective amendments thereto) so signed, with all exhibits thereto, and any and all documents in connection therewith, and to appear before the Securities and Exchange Commission in connection with any matter relating to said Registration Statement and any and all subsequent amendments to said Registration Statement (including, without limitation, any and all post-effective amendments thereto), hereby granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform any and all acts and things requisite and necessary to be done in and about the premises as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the undersigned have executed this Power of Attorney as of the 29 day of October 2004.

| /s/ C. C. Barrett | Director | October 29, 2004 |
| C. C. Barrett | | |

| /s/ M. K. Clark | Director | October 29, 2004 |
| M. K. Clark | | |

| /s/ B. Osborne | Director | October 29, 2004 |
| B. Osborne | | |

| /s/ L. H. Roberts | Director | October 29, 2004 |
| L. H. Roberts | | |